via EDGAR

July 3, 2012

James Giugliano

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011 (the “Form 10-K”)
Filed February 24, 2012
File No. 001-31240

Dear Mr. Guigliano:

Further to your conversation with Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary of the Company, on July 2, 2012, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated June 21, 2012 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K. Therefore, we expect to respond to the Staff’s Comment Letter by no later than July 20, 2012. We extend our thanks to the Staff for allowing this extension.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5927, David Ottewell, Vice President and Controller (Principal Accounting Officer) at (303) 837-6105, or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Russell D. Ball
Russell D. Ball Executive Vice President and Chief Financial Officer

cc: H. Roger Schwall, Assistant Director